FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date January 9, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

500, 926 - 5th Ave. S.W., Calgary,  AB  T2P 0N7

Tel.:(403) 269-6753 / Fax:(403)266-2606

January 9, 2006

VIA SEDAR

The TSX Venture Exchange

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Quebec Securities Commission

Re:

Annual General Meeting - Fiscal Year Ended July 31, 2005

Cusip #  90224J  10  9

Dear Sirs,

Please be advised that Tyler Resources Inc. will hold its Annual General Meeting of Shareholders on March 16, 2006, and that the Record Date for Shareholders entitled to vote at the meeting has been set as February 3, 2006.

I trust this meets with your approval.

TYLER RESOURCES INC.

"Barbara O'Neill"

Barbara O'Neill, Secretary